SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[[This reference is to an article from the New York Times available at https://www.nytimes.com/2019/05/29/opinion/google-contract-labor.html ]

[[This reference is to an article from the New York Times available at https://www.nytimes.com/2019/05/29/opinion/google-contract-labor.html ]